FMC

# FRASER MILNER CASGRAIN LLP



Matthew R. Hibbert
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com



May 14, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA



Ladies and Gentlemen:

**Subject:** **Jannock Properties Limited (File No. 82-5062)**
**Information Furnished Pursuant to Rule 12G3-2(b)**
**Under the Securities Exchange Act of 1934**

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, attached hereto is a copy of the following documents, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the Canadian Venture Exchange and which were or will be made public by the Canadian Venture Exchange, or (iii) distributed or become required to distribute to its security holders.

(a) Form 51-901 for the year ended December 31, 2001;

(b) Form 51-901 for the three months ended March 31, 2002;

(c) Press Release dated April 29, 2002;

(d) Press Release dated April 30, 2002;

(e) Material Change Report dated April 30, 2002;

(f) Interim Financial Statements for the three months ended March 31, 2002;

(g) Confirmation of Mailing dated May 7, 2002; and

(h) Annual Information Form for the year ended December 31, 2001.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosure by date stamping the enclosed copy of this letter and returning it in the enclosed addressed envelope. If you should have any questions or require any additional information, please call the undersigned collect, at (416) 367-6765.

Yours truly,

**FRASER MILNER CASGRAIN LLP**

Matthew R. Hibbert

MAH/mb
Enclosures

cc. Brian Jamieson, Jannock Properties Limited (w/o enclosures)

1482855_1.DOC

FMC

COPY

# FRASER MILNER CASGRAIN LLP

Matthew R. Hibbert
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

May 14, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Ladies and Gentlemen:

**Subject:** **Jannock Properties Limited (File No. 82-5062)**
**Information Furnished Pursuant to Rule 12G3-2(b)**
**Under the Securities Exchange Act of 1934**

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, attached hereto is a copy of the following documents, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the Canadian Venture Exchange and which were or will be made public by the Canadian Venture Exchange, or (iii) distributed or become required to distribute to its security holders.

(a) Form 51-901 for the year ended December 31, 2001;

(b) Form 51-901 for the three months ended March 31, 2002;

(c) Press Release dated April 29, 2002;

(d) Press Release dated April 30, 2002;

(e) Material Change Report dated April 30, 2002;

(f) Interim Financial Statements for the three months ended March 31, 2002;

(g) Confirmation of Mailing dated May 7, 2002; and

(h) Annual Information Form for the year ended December 31, 2001.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosure by date stamping the enclosed copy of this letter and returning it in the enclosed addressed envelope. If you should have any questions or require any additional information, please call the undersigned collect, at (416) 367-6765.

Yours truly,

**FRASER MILNER CASGRAIN LLP**

Matthew R. Hibbert

MAH/mb
Enclosures

cc. Brian Jamieson, Jannock Properties Limited (w/o enclosures)

1482855_1.DOC

# QUARTERLY AND YEAR END REPORT



**BC FORM 51-901F**
(previously Form 61)

## ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF THE REPORT |
|---|---|---|
| Jannock Properties Limited | December 31, 2001 | April 18, 2002 |

| ISSUER ADDRESS | | |
|---|---|---|
| 2155 Britannia Road West, Unit 2 | | |

| CITY/PROVINCE/POSTAL CODE | ISSUE FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|
| Streetsville, Ontario, L5M 2G6 | (905) 821-1853 | (905) 821-4464 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Brian Jamieson | Chief Financial Officer and Secretary | (905) 821-4464 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| bjamie@jannockproperties.com | n/a |

## CERTIFICATE

***The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.***

| PRESIDENT AND DIRECTOR | PRINT FULL NAME | DATE SIGNED |
|---|---|---|
| "Mr. Mitchell Fasken" (signed) | Mr. Mitchell Fasken | April 18, 2002 |

| CHIEF FINANCIAL OFFICER AND SECRETARY | PRINT FULL NAME | DATE SIGNED |
|---|---|---|
| "Mr. Brian Jamieson" (signed) | Mr. Brian Jamieson | April 18, 2002 |

## SCHEDULE A: FINANCIAL STATEMENTS

The annual audited financial statements have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual Financial Statements"

## SCHEDULE B: SUPPLEMENTARY INFORMATION

*1. Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the annual financial statements for material expenses and material deferred costs for the twelve month period ended December 31, 2001:

| | | |
|---|---|---|
| a) | Deferred or expensed exploration | Not applicable |
| b) | Expensed research | Not applicable |
| c) | Deferred or expensed development | Not applicable |
| d) | Cost of sales | |
| | Expenditures on property development | $3,943,000 |
| | Land costs | $847,000 |
| | Development costs | $3,096,000 |
| e) | Marketing expenses | Not applicable |
| f) | General and administrative expenses | |
| | Personnel costs | $628,000 |
| | Directors fees | $111,000 |
| | Professional fees | $262,000 |
| | Office administration | $189,000 |

*2. Related party transactions*

None.

*3. Summary of securities issued and options granted during the period*

a) Summary of securities issued during the twelve month period ended December 31, 2001:

Nil.

b) Summary of options granted during the twelve month period ended December 31, 2001:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at December 31, 2001:

a) the Corporation is authorized to issue an unlimited number of common shares;

b) the Corporation has 35,631,938 common shares issued and outstanding (the "Common Shares"). The Common Shares of the Corporation have a recorded value of$62,309,000;

c) the Corporation has no options, warrants or convertible securities outstanding;

d) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith;

(iv) Ian C.B. Currie; and

(v) D. Mitchell Fasken.

As at the date hereof, the following persons hold the office noted below:

| | |
|---|---|
| Ian C.B. Currie | Chairman of the Board |
| D. Mitchell Fasken | President |
| Brian W. Jamieson | Chief Financial Officer and Secretary |

# SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

## JANNOCK PROPERTIES LIMITED
## MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS
## TWELVE MONTHS ENDED DECEMBER 31, 2001

### Basis of Presentation

Under the terms of an asset transfer agreement dated March 10, 2000, the Corporation acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Corporation was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Corporation, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

Financial results for 2000 include activity only after March 10, 2000, as the company was inactive prior to that date.

### Results of Operations and Cash Flows

*(in thousands of Canadian dollars, except per share amounts)*

| | 2001 | 2000 |
|---|---|---|
| Land sales | $ 5,624 | $ 3,619 |
| Earnings before losses on investment and income taxes | 931 | 374 |
| Provision for loss in value of investment | - | 38,345 |
| Income taxes | 785 | 1,230 |
| Net earnings/(loss) | 146 | (39,201) |
| Earnings/(loss) per share | $ 0.00 | $ (1.36) |
| Net cash received from operating activities | 3,246 | 3,131 |

Land sales of $5,624,000 in 2001 included:
- $1,658,000 and $1,701,000 for 4.7-acre and 2.4-acre blocks of land at the Cooksville site,
- $855,000 and $281,000 for 6.4-acre and 1.8-acre blocks of land at the King Forest site, and
- $1,124,000 of sales recognized upon the collection of vendor take-back mortgages on the Tyandaga site.

Land sales of $3,619,000 in 2000 included $3,559,000 from the recognition of sales at the Tyandaga site.

Currently, agreements with a sales value amounting to $6,415,000 at the McFarren and Cooksville sites have not been reflected in the financial statements pending receipt of sufficient deposits to enable sales recognition.

Gross profit on land sales in 2001 was $1,681,000 compared with $1,622,000 in 2000 reflecting the margins realized on different projects. Provisions of $142,000 were recorded in 2001 to reduce the carrying values of some properties to net realizable value. General and administrative expenses in 2001 amounted to $1,190,000 compared with $1,286,000 for the ten months of operations in 2000. Included in 2001 was $202,000 relating to reversals of excess accruals arising from the settlement of litigation. Interest income of $440,000 in 2001 included $26,000 of imputed interest relating to interest-free periods on mortgage receivables. In 2000, interest income of $436,000 included $400,000 of imputed interest.

Income tax provisions in 2001 were $785,000 and included approximately $542,000 to reflect the reduction in the future income tax asset on the balance sheet resulting from the decline in income tax rates announced by the Ontario Government in 2001. Income tax provisions of $1,230,000 in 2000 included an adjustment of approximately $1,010,000 to reflect the reduction in the future income tax asset on the balance sheet resulting from the decline in income tax rates announced by the Federal Government in late 2000.

Cash from operating activities in 2001 amounted to $3,246,000 and consisted of cash receipts of $7,009,000 less total expenditures of $3,763,000. In 2000, cash from operating activities was $3,131,000 and consisted of receipts of $10,705,000 less total expenditures of $7,574,000. The decreased cash receipts in 2001 reflected lower collection of mortgage receivables offset in part by higher proceeds from land sales. The reduced expenditures in 2001 related mainly to lower property development expenditures and to less spending on liabilities that were assumed when the Corporation commenced operations.

**Jancor Companies, Inc. ("Jancor")**

The equity interest in Jancor was sold in the Second Quarter of 2001 in exchange for a 25% share of any net proceeds to equity holders if Jancor is sold. This arrangement was part of a restructuring of the business wherein the majority common shareholder provided financial support to enable Jancor to renegotiate its banking facilities. The Corporation was not prepared to provide any financial support to Jancor. No gain or loss was recognized on the sale of the investment in Jancor as the original investment of $38,345,000 was fully written down in the Third and Fourth Quarters of 2000. The extent to which any of the income tax losses associated with this sale can be used to shelter future earnings for the Corporation is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of the Corporation. It is not possible to predict what proceeds, if any, may be received by the Corporation in the future from the sale of this investment.

Jancor is expected to be profitable in 2001 following substantial losses in 2000 when it closed a vinyl siding plant. Total borrowings have been reduced significantly during the year. The business has been in compliance with the financing terms of its banking arrangements following the renegotiation of these facilities.

**Outlook**

Two agreements amounting to $6,415,000 were not recorded at December 31, 2001, due to down payments of less than 15% being received. These agreements will be recognized as sales when deposits exceed 15% of the purchase price and material conditions are fulfilled. The Corporation is currently marketing a residential site at Cooksville, industrial land in Burlington and a residential site in Milton, through the real estate brokerage community. It is not possible to predict the amount and timing of revenues they may be generated from any sales of these properties nor whether down payments will be sufficient for them to be recorded as sales when agreements are completed.

General and administrative expenses are expected to be higher in 2002 due to recoveries that were recorded in 2001.

Achievement of operating earnings in 2002 will be dependent on successfully selling some of the properties currently being marketed and receiving sufficient deposits to be able to record the sales.

Future tax provisions against earnings will reflect the lower tax rates that have been announced by the Federal and Ontario Governments.

Cash expenditures on properties are expected to be lower in 2002 than in 2001 and will primarily relate to infrastructure spending on the Cooksville and Burlington sites and planning activities at the Britannia site.

**Financial Position**

Total assets at December 31, 2001 were $33,040,000 compared with $36,193,000 at December 31, 2000. Cash increased by $2,496,000 due to operating cash flows of $3,246,000 less repayment of bank loans of $750,000. Land under development decreased by $475,000 primarily due to the cost of land sales that were recorded during the year offset in part by a transfer of some land previously included in land held for development. Mortgage receivables decreased by $1,225,000 due to receipt of $1,475,000 on a mortgage that became due in 2001. Future income taxes decreased by $762,000 due largely to a $542,000 provision relating to a reduction in provincial income tax rates.

At December 31, 2001, total vendor take-back mortgages that were held by the Corporation amounted to $11,754,000 (December 31, 2000- $13,943,000) and consisted of:

a) $5,339,000 (December 31, 2000 - $6,564,000) that were carried as receivables on the balance sheet.
b) $6,415,000 (December 31, 2000 - $7,379,000) that were not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date were less than 15%. The associated costs relating to these transactions were included in land under development.

Liabilities at December 31, 2001 were $2,918,000 compared with $6,217,000 at December 31, 2000. Bank loans of $750,000 were repaid during the year. The costs expected to be incurred on land that has been sold decreased by $1,057,000.

## Quarterly Data

*(in thousands of Canadian dollars, except per share amounts)*

| | 2001 | | | |
|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 |
| Land sales | $ 2,331 | $ 2,559 | $ 301 | $ 433 |
| Earnings before income taxes | 758 | 347 | (61) | (113) |
| Income taxes | 319 | 820 | (21) | (333) |
| Net earnings/loss) | 439 | (473) | (40) | 220 |
| Earnings/(loss) per share | $ 0.01 | $ (0.01) | $ (0.00) | $ 0.00 |
| Net cash received/(spent) on operating activities | 1,035 | 1,585 | 1,117 | (491) |

| | 2000 | | | |
|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 |
| Land sales | $ 448 | $ 1,330 | $ 904 | $ 937 |
| Earnings before losses on investment and income taxes | 107 | (94) | 57 | 304 |
| Provision for loss in value of investment | - | - | 5,974 | 32,371 |
| Income taxes | 48 | (42) | 24 | 1,200 |
| Net earnings/loss) | 59 | (52) | (5,941) | (33,267) |
| Earnings/(loss) per share | $ 0.01 | $ (0.01) | $ (0.22) | $ (1.14) |
| Net cash received/(spent) on operating activities | (1,266) | 238 | 4,577 | (418) |

## Liquidity and Capital Resources

The Corporation has a revolving credit facility of $10,000,000 that expires in March 2003. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities at various sites and is secured by certain land and an assignment of mortgages receivable. The only current usage of the revolving credit facility is for outstanding letters of credit of $4,397,000. The Corporation believes that the credit facility is adequate to finance the company's operations.

## Distributions

No distributions were made to shareholders during 2001. In 2000, the Corporation distributed $3,563,000, equivalent to ten cents per share, to shareholders. Receipts from future land sales and from outstanding mortgage receivables will determine the timing and amount of future distributions.

**Risks and Uncertainties**

The value and profitability of the Corporation's real estate operations are affected by many factors including general economic conditions, local real estate markets, favourable zoning and demand for these types of properties within their particular market area. The Corporation attempts to minimize these risks by coordinating the development of its sites with the needs of the municipalities, the builders and future homeowners.

Mortgage receivables held by the Corporation are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. The Corporation minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Corporation is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants which may be present on its properties. The Corporation has had previous experience in the management of environmental issues and has been successful in remediating its McFarren and Cooksville sites. At this time, the Corporation believes that it will be able to address the environmental issues that have been identified at each of its remaining sites. These liabilities are not expected to have a material effect on the financial position of the Corporation.

The Corporation has submitted a revised development plan for the Britannia site in the City of Mississauga, which is the largest parcel of development land in its inventory. The revised plan responds to the major concerns of the municipality, neighbouring businesses and local residents and will be subject to review by interested parties. The Corporation's appeal to the Ontario Municipal Board has been scheduled for August 2002. Following the closure of the Canada Brick manufacturing operations on this site in December 2001, the lease of the site to Canada Brick was amended to a one-year term for the storage of finished bricks and utilization of office facilities.

# QUARTERLY AND YEAR END REPORT



**BC FORM 51-901F**
(previously Form 61)

## ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF THE REPORT |
|---|---|---|
| Jannock Properties Limited | March 31, 2002 | May 13, 2002 |

| ISSUER ADDRESS |
|---|
| 2155 Britannia Road West, Unit 2 |

| CITY/PROVINCE/POSTAL CODE | ISSUE FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|
| Streetsville, Ontario, L5M 2G6 | (905) 821-1853 | (905) 821-4464 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Brian Jamieson | Chief Financial Officer and Secretary | (905) 821-4464 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| bjamie@jannockproperties.com | n/a |

## CERTIFICATE

***The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.***

| PRESIDENT AND DIRECTOR | PRINT FULL NAME | DATE SIGNED |
|---|---|---|
| "Mr. Mitchell Fasken" | Mr. Mitchell Fasken | May 13, 2002 |
| **CHIEF FINANCIAL OFFICER AND SECRETARY** | **PRINT FULL NAME** | **DATE SIGNED** |
| "Mr. Brian Jamieson" | Mr. Brian Jamieson | May 13, 2002 |

## SCHEDULE A: FINANCIAL STATEMENTS

The interim financial statements have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

## SCHEDULE B: SUPPLEMENTARY INFORMATION

*1. Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three month period ended March 31, 2002:

| | | |
|---|---|---|
| a) | Deferred or expensed exploration | Not applicable |
| b) | Expensed research | Not applicable |
| c) | Deferred or expensed development | Not applicable |
| d) | Cost of sales | |
| | Expenditures on property development | $3,978,000 |
| | Land costs | $838,000 |
| | Development costs | $3,140,000 |
| e) | Marketing expenses | Not applicable |
| f) | General and administrative expenses | |
| | Personnel costs | $157,000 |
| | Directors fees | $29,000 |
| | Professional fees | $162,000 |
| | Office administration | $36,000 |

*2. Related party transactions*

None.

*3. Summary of securities issued and options granted during the period*

a) Summary of securities issued during the three month period ended March 31, 2002:

Nil.

b) Summary of options granted during the three month period ended March 31, 2002:

Nil.

*4. Summary of securities as at the end of the reporting period*

As at March 31, 2002:

a) the Company is authorized to issue an unlimited number of common shares;

b) the Company has 35,631,938 common shares issued and outstanding (the "Common Shares"). The Common Shares of the Company have a recorded value of$62,309,000;

c) the Company has no options, warrants or convertible securities outstanding;

d) the Company has no shares subject to escrow or pooling agreements.

*5. Directors and officers*

As at the date hereof, the following persons are directors of the Company:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith;

(iv) Ian C.B. Currie; and

(v) D. Mitchell Fasken.

As at the date hereof, the following persons hold the office noted below:

| | |
|---|---|
| Ian C.B. Currie | Chairman of the Board |
| D. Mitchell Fasken | President |
| Brian W. Jamieson | Chief Financial Officer and Secretary |

## SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

## JANNOCK PROPERTIES LIMITED
## MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS
## THREE MONTHS ENDED MARCH 31, 2002

This document should be read in conjunction with the interim unaudited financial statements, which follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2001.

**Results of Operations – First Quarter 2002 versus First Quarter 2001**

Land sales of $6,202,000 for this quarter include $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site. This sale of the McFarren parcel was completed in late 2000 for $6,335,000 but in accordance with the Company's accounting policy, was not recognized as a sale at that time as the down payment received was less than 15%. The reduction in price to $6,200,000 was a discount to reflect early repayment.

Land sales for the quarter last year included $1,658,000 from the sale of a 5-acre block at the Cooksville site and $673,000 from the recognition of sales arising from the collection of vendor take-back mortgages that were held on the Tyandaga site.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the First Quarter results are not therefore an indication of sales that may be experienced in the rest of the year.

A mortgage receivable for $5,115,000 is now in default after the purchaser failed to make payment on the due date. As the mortgage is now in default the Company has discontinued accruing interest. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.

A deposit of $250,000 that was received on an uncompleted sale of one of the Burlington sites was forfeited by the buyer and has been included as other income.

Gross profit on land sales for this quarter was $2,224,000 compared with $1,001,000 in the same period last year, reflecting the different margins on the individual sites sold and a provision of $352,000 this year to reduce the carrying value of some property to net realizable value.

General and administrative expenses this quarter amounted to $384,000 compared with $351,000 for the same period last year. Interest income of $24,000 this quarter is significantly lower than in 2001 as the Company discontinued accruing interest on the mortgage receivable in default.

An agreement has been made to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. Subject to achievement of satisfactory zoning, closing of the sale is not expected to occur until 2003. Under the agreement, Jannock Properties and Mattamy Development Corporation will jointly be responsible for advancing the land use applications for the site. The City of Mississauga has in the past refused the Company's application to rezone this site to a mixture of residential and other uses. A hearing has been scheduled before the Ontario Municipal Board in August 2002 to adjudicate upon the land use proposals for this site.

Conditional agreements have also been made to sell two other sites in Mississauga and Burlington. The 11-acre apartment block at the Cooksville site in Mississauga will be sold for $6.9 million subject to rezoning and includes vendor mortgages of $5.5 million. The 73-acre Burlington South site in Burlington will be sold for $3.8 million cash subject to completion of due diligence. Closing of both sales is expected to occur later this year. The previously announced sale of the Burlington South property was not completed when the buyer was unable to close the transaction.

**Cash Flows - First Quarter 2002 versus First Quarter 2001**

Cash provided by operating activities this quarter amounted to $4,834,000 and consisted of cash receipts of $6,473,000 less expenditures of $1,639,000. In the same quarter last year, cash provided by operating activities was $1,035,000 and consisted of total receipts of $2,275,000 less expenditures of $1,240,000. The higher receipts in this quarter related mainly to the land sales of $6,200,000 while the higher spending related primarily to property development.

There were no cash flows relating to financing activities in this quarter. In the same period last year cash flows relating to financing activities included $525,000 in bank loans.

**Cumulative Cash Flows since inception in March 2000**

| | |
|---|---|
| Cash receipts from operations | 24,187,000 |
| Cash spending | (13,226,000) |
| Net cash generated | 10,961,000 |
| Shareholder distribution – August 2000 | 3,563,000 |
| Undistributed cash at March 31, 2002 | 7,398,000 |

The Company anticipates that it will make a distribution to shareholders after it has filed the articles of amendment giving effect to the capital reorganization that has been approved. Currently the Company is unable to make that filing owing to the ongoing work stoppage by Ontario Government employees.

**Financial Position**

Total assets at March 31, 2002 were $33,529,000 compared with $33,040,000 at December 31, 2001. Cash increased by $4,834,000 due to proceeds from land sales less spending on development activities. Land under development decreased by $3,900,000 mainly due to the cost of land sales that were recorded during the period. Future income taxes decreased by $686,000 due mainly to the impact of the sales that were recorded in the period.

Liabilities at March 31, 2002 were $1,984,000 compared with $2,918,000 at December 31, 2001. The costs, that are expected to be incurred on land that has been sold, decreased by $866,000.The only current usage of the revolving credit facility is for outstanding letters of credit of $4,258,000.

At March 31, 2002, total vendor take-back mortgages that are held by the Company amounted to $5,419,000 (December 31, 2001- $11,754,000) and consisted of:

a) $5,339,000 (December 31, 2001 - $5,339,000) that are carried as receivables on the balance sheet. Included in this amount is a mortgage for $5,115,000 that is now in default.

b) $80,000 (December 31, 2001 - $6,415,000) that are not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date are less than 15%. The reduction resulted from the early repayment of a mortgage receivable of $6,335,000 that was received during the period.

At March 31, 2002 the current status of the Company's real estate inventory was:

| Municipality/Site | Acres | Current status |
|---|---|---|
| Mississauga | | |
| Cooksville | 11 | Conditional sale at $6.9 million |
| Britannia | 221 | Conditional sale at $28 million |
| Burlington | | |
| King Forest | 38* | Being marketed |
| Burlington South | 73* | Conditional sale at $3.8 million |
| Milton | | |
| Milton Urban | 48 | Being marketed |
| Milton Rural | 301 | Under study |

* Saleable acres

**Capital Reorganization**

At the annual and special meeting of the shareholders of Jannock Properties, held on April 29, 2002, the shareholders authorized a reorganization of the capital of the Company to change each issued and outstanding common share into 175 Class A Special Shares and one (1) Class B Common Share.

**Risks and Uncertainties**

The equity interest in Jancor Companies, Inc. (Jancor) was sold in 2001 in exchange for a 25% share of any net proceeds to equity holders if Jancor is sold. The extent to which any of the income tax losses associated with this sale can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties. It is not possible to predict what proceeds, if any, may be received by Jannock Properties in the future from the sale of this investment.

Jancor was profitable in 2001 following substantial losses in 2000 and made a significant reduction in its total borrowings during the year.

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: JANNOCK PROPERTIES LIMITED

CDNX SYMBOL: JPL

April 29, 2002

Jannock Properties Limited Reports Conditional Sale Of Three Properties.

TORONTO, ONTARIO--Jannock Properties Limited today announced that it has entered into an agreement to sell its 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing satisfactory zoning on the site can be achieved for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. Subject to achievement of satisfactory zoning, closing of the sale is not expected to occur until 2003. Under the agreement, Jannock Properties and Mattamy Development Corporation will jointly be responsible for advancing the land use applications for the site. The City of Mississauga has in the past refused the Company's application to rezone this site to a mixture of residential and other uses. A hearing has been scheduled before the Ontario Municipal Board in August 2002 to adjudicate upon the land use proposals for this site.

Jannock Properties also announced that it has conditional agreements to sell two other sites in Mississauga and Burlington. The 11-acre apartment block at the Cooksville site in Mississauga will be sold for $6.9 million subject to rezoning and includes vendor mortgages of $5.5 million. The 73-acre Burlington South site in Burlington will be sold for $3.8 million cash subject to completion of due diligence. Closing of both sales is expected to occur later this year. A previously announced sale of the Burlington South property was not completed when the buyer was unable to close the transaction.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited common shares are listed on the Canadian Ventures Exchange (trading symbol: JPL).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Jannock Properties Limited
Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

INDUSTRY: REA

SUBJECT: BFC

-0-

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: JANNOCK PROPERTIES LIMITED

CDNX SYMBOL: JPL

April 30, 2002



Jannock Properties Limited Reports March 31, 2002 Results

TORONTO, ONTARIO--Jannock Properties Limited today reported net earnings of $1,423,000 ($0.04 per share) for the First Quarter of 2002 compared with $439,000 ($0.01 per share) for the same period in 2001. Operating cash generated during the period amounted to $4,834,000 primarily due to the receipt of $6,200,000 from a discounted mortgage receivable.

Real Estate

Sales in the First Quarter of 2002 were $6,202,000 and resulted almost entirely from the recognition of the sale of an 11-acre parcel at the McFarren site in Mississauga. The sale of this parcel was completed in late 2000 for $6,335,000 but in accordance with the Company's accounting policy, was not recognized as a sale at that time as the down payment received was less than 15%. The reduction in price to $6,200,000 was a discount to reflect early repayment.
A mortgage receivable for $5,115,000 is now in default after the purchaser failed to make payment on the due date. Action has commenced to enforce the Company's security, which is believed to be sufficient to recover the amounts outstanding on the mortgage. Conditional agreements have been made to sell two sites in Mississauga and Burlington. The 11-acre apartment block at the Cooksville site in Mississauga will be sold for $6.9 million subject to rezoning and includes vendor mortgages of $5.5 million. The 73-acre Burlington South site in Burlington will be sold for $3.8 million cash subject to completion of due diligence. Closing of both sales is expected to occur later this year. The previously announced sale of the Burlington South property was not completed when the buyer was unable to close the transaction.

Britannia 222-acre site

The Company has announced that it has entered into an agreement to sell its 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. Subject to achievement of satisfactory zoning, closing of the sale is not expected to occur until 2003. Under the agreement, Jannock Properties and Mattamy Development Corporation will jointly be responsible for advancing the land use applications for the site. The City of Mississauga has in the past refused the Company's application to rezone this site to a mixture of residential and other uses. A hearing has been scheduled before the Ontario Municipal Board in August 2002 to adjudicate upon the land use proposals for this site.

Cash Flows from Operations

Cash provided by operating activities this year amounted to $4,834,000 and consisted of cash receipts of $6,473,000 less expenditures of $1,639,000. In 2001, cash provided by operating activities was $1,035,000 and consisted of total receipts of $2,275,000 less expenditures of $1,240,000. The higher

receipts in 2002 related mainly to the land sales of $6,200,000. The higher spending in 2002 related primarily to property development.

Corporate Items

At the Annual and Special Meeting on April 29, 2002, shareholders approved a restructuring of the Company's capital to change each issued and outstanding common share into 175 Class A Special Shares and one (1) Class B Common Share. This capital restructuring enables future cash distributions to shareholders to be made in a more tax efficient manner.

The Company anticipates that it will make a distribution to shareholders after it has filed the articles of amendment giving effect to the capital reorganization that has been approved. Currently the Company is unable to make that filing owing to the ongoing work stoppage by Ontario Government employees.

The Company has relocated its head office to the Britannia site in Mississauga, Ontario.

The mandate for the Company is to dispose of its assets in manner which maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion. The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

/T/

JANNOCK PROPERTIES LIMITED

BALANCE SHEET
(in thousands of Canadian dollars)

| | MARCH 31 2002 | DECEMBER 31 2001 |
|---|---|---|
| | (unaudited) | |
| ASSETS | | |
| Land under development | $ 11,900 | $ 15,800 |
| Land held for development | 4,258 | 4,077 |
| Mortgages receivable (note 3) | 5,339 | 5,339 |
| Future income taxes | 4,385 | 5,071 |
| Other assets | 249 | 189 |
| Cash and cash equivalents | 7,398 | 2,564 |
| | $ 33,529 | $ 33,040 |
| LIABILITIES | | |
| Accounts payable and accrued liabilities (note 4) | 1,806 | 2,813 |

| | | |
|---|---|---|
| Income taxes payable | 165 | 92 |
| Deposits on land sales | 13 | 13 |
| | $ 1,984 | $ 2,918 |
| SHAREHOLDERS' EQUITY | | |
| Capital stock (note 6) | $ 62,309 | $ 62,309 |
| Contributed surplus | 6,868 | 6,868 |
| Deficit | (37,632) | (39,055) |
| | $ 31,545 | $ 30,122 |
| | $ 33,529 | $ 33,040 |

JANNOCK PROPERTIES LIMITED
STATEMENT OF OPERATIONS AND DEFICITS
(in thousands of Canadian dollars, except per share amounts)

| | THREE MONTHS ENDED MARCH 31 | |
|---|---|---|
| | 2002 | 2001 |
| | (unaudited) | (unaudited) |
| Land sales (note 2) | $ 6,202 | $ 2,331 |
| Cost of sales | 3,978 | 1,330 |
| Gross profit | 2,224 | 1,001 |
| Interest and other income | (275) | (108) |
| General and administrative costs | 384 | 351 |
| Income before income taxes | 2,115 | 758 |
| Provision for income taxes (note 5) - current | 6 | 34 |
| - future | 686 | 285 |
| Net earnings for the period | $ 1,423 | $ 439 |
| Deficit - Beginning of period | $(39,055) | $(39,201) |
| Deficit - End of period | $(37,632) | $(38,762) |
| Earnings per share | $ 0.04 | $ 0.01 |

JANNOCK PROPERTIES LIMITED
STATEMENT OF CASH FLOWS
(in thousands of Canadian dollars)

THREE MONTHS

| | ENDED MARCH 31 2002 | 2001 |
|---|---|---|
| | (unaudited) | (unaudited) |
| CASH PROVIDED BY (USED IN) | | |
| OPERATING ACTIVITIES | | |
| Cash receipts | | |
| Receipts on sales of land | $ 6,202 | $ 2,241 |
| Interest and other income received | 271 | 34 |
| Cash payments | | |
| Expenditures on land development | (1,197) | (655) |
| Income taxes paid/refunded | 67 | (132) |
| Payments of general and administrative and other | (509) | (439) |
| Interest paid | | (14) |
| | 4,834 | 1,035 |
| FINANCING ACTIVITIES | | |
| Bank loan | - | 525 |
| | - | 525 |
| INCREASE IN CASH | 4,834 | 1,560 |
| CASH BEGINNING OF PERIOD | $ 2,564 | $ 68 |
| CASH END OF PERIOD | $ 7,398 | $ 1,628 |

/T/

JANNOCK PROPERTIES LIMITED

Notes to Interim Financial Statements

(unaudited)

1. Summary of Significant Accounting Policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2001 and should be read in conjunction with those financial statements.

2. Land sales

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales. The revenue is generated by specific

projects as the marketplace dictates and buyers become available. During the period ended March 31, 2002, land sales included $6,200 to one purchaser (March 31, 2001 included land sales of $1,658 and $673 to two purchasers).

3. Mortgages receivable

A mortgage receivable for $5,115,000 is now in default after the purchaser failed to make payment on the due date. As the mortgage is now in default the Company has discontinued accruing interest. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.
The company's accounting policy is to not record land sales until all material conditions have been fulfilled and the company has received cash deposits of at least 15% of the purchase price. At March 31, 2002, there are mortgages of $80 (December 31, 2001 - $6,415) under agreements for sale for which deposits received are less than 15% and accordingly these sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,574 is included for costs expected to be incurred on land that has been sold (December 31, 2001 - $2,440)

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

/T/

| | Three months ended March 31, 2002 | March 31, 2001 |
|---|---|---|
| Earnings before income taxes | 2,115 | 758 |
| Expected income taxes | 817 | 319 |
| Large corporations tax | 6 | |
| Other | (131) | |
| Total | $ 692 | $ 319 |

/T/

6. Share capital

Following approval by the shareholders at the Annual and Special Meeting on April 29, 2002 the Company's capital has been reorganized to change each common share into 175 Class A Special shares and one Class B Common share. The number of Class B Common shares outstanding is 35,631,938.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Jannock Properties Limited
Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

INDUSTRY: REA
SUBJECT: ERN

-0-

# MATERIAL CHANGE REPORT

1. **Reporting Issuer**

   Jannock Properties Limited
   2121 Britannia Road West
   Unit 2
   Streetsville, Ontario
   L5M 2G6

2. **Date of Material Changes**

   April 29, 2002

3. **Publication of Material Changes**

   A press release was issued on April 29, 2002.

4. **Summary of Material Changes**

   Jannock Properties Limited (the "Company") has entered into an agreement to sell its 221-acre Britannia Road property located in Mississauga, Ontario to Mattamy Development Corporation, conditional upon satisfactory zoning on the site being achieved for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. The Company has also entered into conditional agreements to sell two other sites in Mississauga, Ontario and Burlington, Ontario for $6.9 million and $3.8 million, respectively. A previously announced sale of the Burlington South property was not completed when the buyer was unable to close the transaction.

5. **Full Description of Material Changes**

   The Company has entered into an agreement to sell its 221-acre Britannia Road property located in Mississauga, Ontario to Mattamy Development Corporation conditional upon satisfactory zoning on the site being achieved for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. Subject to achievement of satisfactory zoning, closing of the sale is expected to occur in 2003. Under the purchase agreement, the Company and Mattamy Development Corporation will jointly be responsible for advancing the land use applications for the site. The City of Mississauga has in the past refused the Company's application to rezone this site to a mixture of residential and other uses. A hearing has been scheduled before the Ontario Municipal Board in August 2002 to adjudicate upon the land use proposals for this site.

The Company also announced that it has conditional agreements to sell two other sites in Mississauga and Burlington. The 11-acre apartment block at the Cooksville site in Mississauga, Ontario will be sold for $6.9 million subject to rezoning and includes vendor mortgages of $5.5 million. The 73-acre Burlington South site in Burlington, Ontario will be sold for $3.8 million cash subject to completion of due diligence. Closing of both sales is expected to occur later this year. A previously announced sale of the Burlington South property was not completed when the buyer was unable to close the transaction.

6. **Confidentiality of Information**

This report is not being filed on a confidential basis.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

Inquiries in respect of the material change referred to herein may be made to:

Brian Jamieson
Chief Financial Officer
Jannock Properties Limited
2121 Britannia Road West
Unit 2
Streetsville, Ontario
L5M 2G6

Telephone: (905) 821-4464

9. **Statement of Senior Officer**

The information contained in this material change report accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 30th day of April, 2002.

"Brian Jamieson" (signed)

Brian Jamieson
Chief Financial Officer

Jannock Properties Limited

# JANNOCK PROPERTIES LIMITED

## BALANCE SHEET

*(in thousands of Canadian dollars)*

| | MARCH 31 2002 (unaudited) | DECEMBER 31 2001 |
|---|---|---|
| **ASSETS** | | |
| Land under development | **$ 11,900** | $ 15,800 |
| Land held for development | **4,258** | 4,077 |
| Mortgages receivable (note 3) | **5,339** | 5,339 |
| Future income taxes | **4,385** | 5,071 |
| Other assets | **249** | 189 |
| Cash and cash equivalents | **7,398** | 2,564 |
| | **$ 33,529** | $ 33,040 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities (note 4) | **1,806** | 2,813 |
| Income taxes payable | **165** | 92 |
| Deposits on land sales | **13** | 13 |
| | **$ 1,984** | $ 2,918 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock (note 6) | **$ 62,309** | $ 62,309 |
| Contributed surplus | **6,868** | 6,868 |
| Deficit | **(37,632)** | (39,055) |
| | **$ 31,545** | $ 30,122 |
| | **$ 33,529** | $ 33,040 |

# JANNOCK PROPERTIES LIMITED
## STATEMENT OF OPERATIONS AND DEFICITS

*(in thousands of Canadian dollars, except per share amounts)*

| | THREE MONTHS ENDED MARCH 31 | |
|---|---|---|
| | **2002 (unaudited)** | 2001 (unaudited) |
| Land sales (note 2) | **$ 6,202** | $ 2,331 |
| Cost of sales | **3,978** | 1,330 |
| Gross profit | **2,224** | 1,001 |
| Interest and other income | **(275)** | (108) |
| General and administrative costs | **384** | 351 |
| Income before income taxes | **2,115** | 758 |
| Provision for income taxes (note 5) - current | **6** | 34 |
| - future | **686** | 285 |
| Net earnings for the period | **$ 1,423** | $ 439 |
| Deficit - Beginning of period | **$ (39,055)** | $ (39,201) |
| Deficit - End of period | **$ (37,632)** | $ (38,762) |
| Earnings per share | **$ 0.04** | $ 0.01 |

# JANNOCK PROPERTIES LIMITED
## STATEMENT OF CASH FLOWS
*(in thousands of Canadian dollars)*

| | THREE MONTHS ENDED MARCH 31 2002 (unaudited) | 2001 (unaudited) |
|---|---|---|
| **CASH PROVIDED BY (USED IN)** | | |
| **OPERATING ACTIVITIES** | | |
| Cash receipts | | |
| Receipts on sales of land | **$ 6,202** | $ 2,241 |
| Interest and other income received | **271** | 34 |
| Cash payments | | |
| Expenditures on land development | **(1,197)** | (655) |
| Income taxes paid/refunded | **67** | (132) |
| Payments of general and administrative and other | **(509)** | (439) |
| Interest paid | | (14) |
| | **4,834** | 1,035 |
| **FINANCING ACTIVITIES** | | |
| Bank loan | **-** | 525 |
| | **-** | 525 |
| **INCREASE IN CASH** | **4,834** | 1,560 |
| **CASH BEGINNING OF PERIOD** | **$ 2,564** | $ 68 |
| **CASH END OF PERIOD** | **$ 7,398** | $ 1,628 |

# JANNOCK PROPERTIES LIMITED

Notes to Interim Financial Statements
(unaudited)

1. Summary of Significant Accounting Policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2001 and should be read in conjunction with those financial statements.

2. Land sales

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales. The revenue is generated by specific projects as the marketplace dictates and buyers become available. During the period ended March 31, 2002, land sales included $6,200 to one purchaser (March 31, 2001 included land sales of $1,658 and $673 to two purchasers).

3. Mortgages receivable

A mortgage receivable for $5,115,000 is now in default after the purchaser failed to make payment on the due date. As the mortgage is now in default the Company has discontinued accruing interest. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.

The company's accounting policy is to not record land sales until all material conditions have been fulfilled and the company has received cash deposits of at least 15% of the purchase price. At March 31, 2002, there are mortgages of $80 (December 31, 2001 - $6,415) under agreements for sale for which deposits received are less than 15% and accordingly these sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,574 is included for costs expected to be incurred on land that has been sold (December 31, 2001 - $2,440)

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

| | Three months ended | |
|---|---|---|
| | March 31, 2002 | March 31, 2001 |
| Earnings before income taxes | 2,115 | 758 |
| Expected income taxes | 817 | 319 |
| Large corporations tax | 6 | |
| Other | (131) | |
| Total | $692 | $ 319 |

6. Share capital

Following approval by the shareholders at the Annual and Special Meeting on April 29, 2002 the Company's capital has been reorganized to change each common share into 175 Class A Special shares and one Class B Common share. The number of Class B Common shares outstanding is 35,631,938.

**Computershare**

**Investor Services**
Computershare Trust Company of Canada

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 416-981-9500
Facsimile 416-981-9800
www.computershare.com

**Canada**
Australia
Channel Islands
Hong Kong
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New Zealand
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USA

May 7, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Canadian Venture Exchange - CDNX

Dear Sirs:

Subject: Jannock Properties Limited

We confirm that the following English material was sent by pre-paid mail on May 7, 2002 to the registered shareholders of Common shares of the subject Corporation:

1. First Quarter Report ended March 31, 2002

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41:

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522
(416) 981-9800 Fax

c.c. Jannock Properties Limited